PLATA RESOURCES, INC.

2911 Park Avenue
Pasay City, Metro Manila
Philippines

December 22, 2010

Filed via Edgar and via Facsimile Transmission – 703-813-6982

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010

Attention: Mr. Karl Hiller, Branch Chief

Dear Mr. Hiller:

Re:          Plata Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Quarter Ended September 30, 2010
File No. 000-53207

We are in receipt of your letter dated December 9, 2010. As our legal counsel discussed with Ms. Jennifer Gallagher of your office, we will be unable to communicate with our geologist until after the New Year. His input is absolutely necessary in order to respond to some of the issues set forth in the aforementioned letter.

Please therefore extend our deadline to file a response to your letter until January 15, 2011.

Yours truly,

Plata Resources, Inc.

“DEXTER R. CALISO”
Dexter R. Caliso
Chief Executive Officer, President
and Director

c/c           Presentacion A. Coranes